December 13, 2011

Katherine Hsu, Esq.
Office Chief
Division of Corporation Finance
Office of Structural Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc.
Registration Statement on Form S-3
Filed November 3, 2011
File No. 333-177707

Dear Ms. Hsu:

We are counsel to Banc of America Merrill Lynch Commercial Mortgage Inc. (the “Depositor”).  We have reviewed your letter dated November 30, 2011 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Depositor's registration statement (File No. 333-177707) on Form S-3 as initially filed on November 3, 2011.  We have discussed the comments indicated in the Comment Letter with various representatives of the Depositor, and the Depositor's responses are set forth below.  Capitalized terms in this letter without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in the revised form of registration statement submitted herewith.  Enclosed herewith are two copies of such revised registration statement, which have been marked to show changes since the initial filing.

For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Depositor’s response.

Katherine Hsu
United States Securities & Exchange Commission
December 13, 2011

General

1.
Please note that our comments to either the base prospectuses and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

The Depositor confirms it will comply with such instruction.

2.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Depositor confirms that it and any issuing entity established by it or any affiliate of the Depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class (i.e., commercial mortgage-backed securities (“CMBS”)).  The Depositor further notes that neither the Depositor nor any affiliate of the Depositor has publicly offered a class of CMBS in over two years.

3.	Please revise your prospectus supplement to provide bracketed language indicating that you will provide the disclosures required by new Item 1104(e) of Regulation AB, as applicable.

The Depositor has made the requested revisions to indicate that the disclosures required by Item 1104(e) of the Regulation AB will be made.  See pages S-52 of the (marked) prospectus supplement and page 54 of the base prospectus.

4.
Please revise your prospectus supplement to include bracketed language indicating that you will perform the review required by new Rule 193 under the Securities Act and provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB, as

Katherine Hsu
United States Securities & Exchange Commission
December 13, 2011

applicable. The bracketed language should explain that required review will cover all assets included in the trust funds, which would include, as you note on page 42 of the base prospectus: (1) various types of multi-family or commercial mortgages, (2) pass-through certificates or other mortgage-backed securities that evidence interests in one or more of various types of multi-family or commercial mortgage loans, or (3) a combination of mortgage loans and MBS.

The Depositor has made the requested revisions to indicate that the review requested by Rule 193 will be performed and that the disclosures requested by Items 1111(a)(7) and 1111(a)(8) of Regulation AB will be made.  See page S-53 of the prospectus supplement.

The Certificates, page S-6

[Floating Rate Certificates], page S-8

5.
We note the bracketed language reflecting that you will insert a description of “any additional derivative agreements, including a brief summary of the terms and the credit enhancement provided by those derivative agreements.” In addition to a brief summary of the terms of the derivative agreement, please revise here and throughout where necessary to clarify that agreements will be limited to interest rate or currency swaps or advise us how the anticipated derivative agreements will meet the definition of asset-backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518) and Item 1115 of Regulation AB.

The Depositor has made revisions to indicate that any such derivative instruments will be limited to interest rate or currency swaps.  See pages S-8 and S-73 of the prospectus supplement.

Risks Related to the Certificates, page S-13

Market Considerations and Limited Liquidity, page S-28

6.
Please revise this risk factor, in particular the first full paragraph on page 29 of the prospectus supplement, in light of the recent changes to Exchange Act Section 15(d), which established ongoing reporting obligations for classes of asset-backed securities. Additionally, please make this revision throughout the filing as appropriate. Refer to new Rule 15d-22(b) of the Exchange Act and SEC Release No. 34-6519 (published on August 17, 2011).

Katherine Hsu
United States Securities & Exchange Commission
December 13, 2011

The Depositor has made the requested revisions to indicate the availability of Exchange Act reports.  See pages S-30 and S-75 of the prospectus supplement.

Description of the Trust Funds, page 42

MBS, page 46

7.
Please revise the second paragraph under the MBS subsection to explain how you are in compliance with Rule 190 of the Securities Act. We note, in particular, a reference to “Rule 144(k)” under the Securities Act. Refer to Rule 190 of the Securities Act.

The Depositor made the requested revisions to update to this section to reflect Rule 190 and associated requirements.  See pages 46 and 47 of the base prospectus.

8.
We note that the trust funds will include various MBS. We also note that the prospectus supplement for a series of certificates in MBS will specify certain information described on page 47 of the base prospectus. Please revise the base prospectus and the prospectus supplement accordingly to provide the updated information relating to the underlying instruments, including bracketed information in the prospectus supplement regarding, for example:

•	the description of the MBS, as required by Item 1111;

•	risk factors relating to the MBS;

•	performance information;

•	static pool information, as applicable;

•	how the MBS were acquired;

•	whether or not any representations and warranties will be made regarding the MBS; and

•	whether and when the underlying securities experienced any trigger events or rating downgrades.

We may have further comment on your revised disclosure.

The Depositor has made the requested revisions to indicate that such information regarding MBS will be provided.  See pages S-37, S-43 and S-52 of the prospectus supplement and pages 47 and 48 of the base prospectus.

9.
We note your ninth bullet point on page 47 of the base prospectus that you will provide information regarding the type of mortgage loans underlying the MBS, and to the extent appropriate under the circumstances, such other information in respect of the

Katherine Hsu
United States Securities & Exchange Commission
December 13, 2011

underlying mortgage loans described under “–Mortgage Loans–Mortgage Loan Information in Prospectus Supplement.” Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. All information on the loans required by Regulation AB should be provided in the prospectus supplement unless Rule 409 is available. Accordingly, the phrase “to the extent appropriate under the circumstances” does not appear appropriate. Please revise or clarify to explain what you mean. Also, we are not able to locate the heading referenced. Please also revise this bullet point so that it corresponds to the proper section of the prospectus supplement.

The Depositor has deleted the bullet point.  See page 47 of the base prospectus.

Item 17, Undertakings

10.	You have omitted the undertakings specified in Item 512(k)-(l) of Regulation S-K. Please revise to include the undertakings or explain supplementally why they are not needed.

The Depositor has made the requested revisions to include the previously omitted undertakings.

Signatures Pages, page 1

11.	Please revise the signature page to include the controller or principal accounting officer. Refer to General Instruction V.B. for Form S-3.

The Depositor notes that its Chief Financial Officer is both its principal financial and its principal accounting officer, and the Depositor has revised the identifying information on the signature page accordingly.

We note that assuming the satisfactory resolution of the Staff’s comments, it is the Depositor’s intention to file a further pre-effective amendment to update the amount registered to effect the carryover of the unused amount from the Depositor’s existing registration statement pursuant to Rule 415(a)(6) and an additional amount corresponding to a fee offset available under Rule 457(p) from the aged shelf of an affiliate, following which it intends to request acceleration in accordance with the rules cited (and pursuant to a request containing the acknowledgements the Staff requested) in the concluding paragraphs of the Comment Letter.

Katherine Hsu
United States Securities & Exchange Commission
December 13, 2011

The Depositor hopes the Staff will find the above responses and the enclosed submission responsive to its comments.  Any questions concerning same may be directed to the undersigned at (704) 348-5149.

Sincerely,

/s/ Henry A. LaBrun

Henry A. LaBrun

cc:	Hughes Bates
David S. Fallick
W. Todd Stillerman